FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 29, 2018

Ger. Gen. N° 19//2018

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

REF: 2018 Ordinary Shareholders Meeting

Dear Sir:

In accordance with article 63 under Chilean Companies Act Law N°18,046 (the Chilean Companies Act), I hereby inform you that the Board of Directors of Enel Chile S.A. (the “Company”), according to the company’s bylaws, has agreed to summon an Ordinary Shareholders’ Meeting for April 25, 2018 at 9:30 a.m. to be held at Enel Stadium, located at Carlos Medina N° 858, Independencia, Santiago, Chile.

The purpose of this Meeting is for the shareholders to acknowledge and rule the following issues:

1.       Approval of the Annual Report, Balance Sheet, Financial Statements and Reports of the External Auditors and Account Inspectors for the year ended December 31, 2017;

2.       Distribution of profits for the year and payment of dividends;

3.       Setting of the Board of Directors;

4.       Setting of the Directors' compensation;

5.       Setting of the compensation of the members of the Directors Committee and determination of the committee's budget for the year 2018;

6.       Report on the expenses of the Board of Directors and the Annual Report of Management of Activities and Expenses of the Directors Committee;

7.       Appointment of an external auditing firm regulated by Title XXVII of Law 18,045;

8.       Appointment of two Account Inspectors and two alternates and determination of their compensation;

9.       Designation of Risk Ratings Agencies;

10.    Approval of the Investment and Financing Policy;

11.    Presentation of the Dividend Policy and Information on the procedures for the distribution of dividends;

12.    Information on agreements of the Board of Directors related to transactions or contracts governed by Title XVI of Law No. 18,046;

13.    Information on costs of processing, printing and delivering the information required by Resolution No. 1,816 of the Superintendence of Securities and Insurance;

14.    Other relevant matters that are of interest to and in the competence of the Ordinary Shareholders' Meeting;

15.    Adoption of all other approvals necessary for the proper implementation of adopted resolutions.

Sincerely yours,

Nicola Cotugno

 Chief Executive Officer

c.c.:    Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

         Comisión Clasificadora de Riesgos (Risk Classification Committee)

         Representantes Tenedores de Bonos (Bondholders’ Representative)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: March 29, 2018